SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2006

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. ANNOUNCES THE RESULT OF THE SHARES SUBSCRIBED DURING THE PERIOD FOR EXERCISE OF THE PREEMPTIVE RIGHT UPON THE CAPITAL INCREASE FOR CAPITALIZATION OF GOODWILL

CAPITAL INCREASE OF  VIVO BY PRIVATE SUBSCRIPTION OF SHARES

São Paulo, Brazil – June 8, 2006 - Vivo Participações S.A. (“VIVO”), (BOVESPA: VIVO3 (Common), VIVO4 (Preferred), NYSE: VIV), announces that, at a meeting of the Board of Directors held on this date, an capital increase by private subscription was homologated, for capitalization of the goodwill in the amount of R$ 194,277,381.81, upon issue of 15,705,528 new registered, book-entry common shares, with no face value, subscribed by the shareholders during the period for exercise of the preemptive right which started on May 8, 2006 and ended on June 6, 2006, pursuant to the table below.

Shares subscribed in the Capital Increase

Shareholders	Subscribed Common Shares	(%)(1)
Portelcom Participações S.A.	8,703,894	55.42%
Sudestecel Participações Ltda.	3,988,435	25.39%
Tagilo Participações Ltda.	883,095	5.62%
TBS Celular Participações Ltda.	2,001,928	12.75%
Other Shareholders	128,176	0.82%
Total	15,705,528	100

(1) Percentage in relation to the offered total.

After the increase of capital, the ownership structure of Vivo is the following:

Shareholders	Common Shares	%	Preferred Shares	%	Total	%
Brasilcel, N.V.	222,877,507	42.46	364,350,055	39.73	587,227,562	40.72
Portelcom Part S.A.	67,349,733	12.83	1,843	0.00	67,351,576	4.67
Sudestecel Part Ltda.	88,255,178	16.81	1,224,498	0.13	89,479,676	6.20
Avista Part Ltda.	9,630,458	1.83	46,613,811	5.08	56,244,269	3.90
Tagilo Part Ltda.	12,061,046	2.30	22,625,728	2.47	34,686,774	2.41
TBS Celular Part Ltda.	68,818,554	13.11	1,165,797	0.13	69,984,351	4.85
Treasury Shares	0	0	4,494,900	0.49	4,494,900	0.31
Other Shareholders	55,939,189	10.66	476,709,448	51.98	532,648,637	36.94
TOTAL	524,931,665	100	917,186,080	100	1,442,117,745	100

São Paulo, June 08, 2006

Ernesto Gardelliano
Investor Relations Officer
Vivo Participações S.A.

VIVO – Investor Relations
Tel: +55 11 5105-1172
Email: ri@vivo.com.br
Information available from: www.vivo.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 02, 2006

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.